--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004

                         ---------------------------

                                   FORM 11-K

                  (Mark One)
           / X /  Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

     For the year ended December 31, 1996    Commission file number 1-9553

                                         OR

           /  /  Transition Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




                            VIACOM INVESTMENT PLAN


    ------------------------------------------------------------------------
                         (Full title of the plan)


                                VIACOM INC.


    ------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan)



                               1515 Broadway
                         New York, New York 10036


    ------------------------------------------------------------------------
                 (Address of principal executive offices)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             VIACOM INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

                                     INDEX

                                                                                  Pages
                                                                                ---------
(a) Financial Statements:
      Report of Independent Accountants.......................................      1

      Statement of net assets available for benefits, with fund
        information at December 31, 1996......................................    2 - 3

      Statement of net assets available for benefits, with fund
        information at December 31, 1995......................................      4

      Statement of changes in net assets available for benefits, with
        fund information for the year ended December 31, 1996.................    5 - 6

      Statement of changes in net assets available for benefits, with
        fund information for the year ended December 31, 1995.................      7

      Notes to financial statements...........................................    8 - 17

                                                                                 Schedules
                                                                                 ---------
      Additional information:
        Item 27a--Schedule of assets held for investment purposes
          at December 31, 1996................................................        I

        Item 27d--Schedule of reportable transactions for the year ended
          December 31, 1996...................................................       II

      All other schedules are omitted as not applicable or not required.

(b) Exhibit:
      I--Consent of Independent Accountants

                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                    VIACOM INVESTMENT PLAN


Date: July 2, 1997                       By:     /s/ Barbara Mickowski
                                              ----------------------------------
                                                      Barbara Mickowski

                                              Member of the Retirement Committee

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and
Administrator of the
Viacom Investment Plan

    In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Viacom Investment Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 1 to the Financial Statements, effective January 1, 1996 Paramount Communications Inc. Employees' Savings Plan, Prentice Hall Computer Publishing Division Retirement Plan and Blockbuster Entertainment Retirement and Savings Plan were merged with and into the Plan.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying index is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits for each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
New York, New York
July 2, 1997

                             VIACOM INVESTMENT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1996
                               -----------------
                              (Continued on Page 3)

                                                                        Participant Directed
                                      ---------------------------------------------------------------------------------------
                                                                                 Putnam      Certus      Putnam
                                         Putnam       Putnam    Putnam Fund    U.S. Gov't   Interest     Money
                                        Voyager       Vista     For Growth &     Income      Income      Market     Europacific
                                         Fund         Fund        Income         Trust        Fund        Fund      Growth Fund
                                      ------------  ----------  ------------  -----------  -----------  ----------  -----------
Assets:
------
Investments:
  Registered investment companies...  $103,723,011  $6,774,257   $68,536,260   $2,571,476                 $936,423  $21,502,001
  Plan's interest in Master Trust...                                                       $98,881,919
  Viacom Inc. common stock..........
  Investments in other..............
  Loans to participants.............
                                      ------------  ----------  ------------  -----------  -----------  ----------  -----------

    Total investments...............   103,723,011   6,774,257    68,536,260    2,571,476   98,881,919     936,423   21,502,001
                                      ------------  ----------  ------------  -----------  -----------  ----------  -----------

Cash and cash equivalents...........                                                            34,550

  Receivables:
    Investment income...............
    Contributions:
      Employer......................
      Employee......................       452,451                   240,849                   125,782                  146,244
                                      ------------  ----------  ------------  -----------  -----------  ----------  -----------
Net assets available for benefits...  $104,175,462  $6,774,257   $68,777,109   $2,571,476  $99,042,251    $936,423  $21,648,245
                                      ------------  ----------  ------------  -----------  -----------  ----------  -----------
                                      ------------  ----------  ------------  -----------  -----------  ----------  -----------

                   See accompanying notes to financial statements.

                             VIACOM INVESTMENT PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1996
                               -----------------
                                  (continued)

                                                                                                        Non - Participant
                                                             Participant Directed                           Directed
                                     -------------------------------------------------------------------  -------------
                                                       Putnam       Putnam      Viacom Inc.                Viacom Inc.
                                     George Putnam    Investors     Income     Common Stock     Loan      Common Stock
                                     Fund of Boston     Fund         Fund          Fund         Fund          Fund       Fund Totals
                                     --------------  -----------  -----------  ------------  -----------  ------------  ------------

Assets:
------
Investments:
  Registered investment companies..   $23,675,858    $44,743,659  $24,263,868                                           $296,726,813
  Plan's interest in Master Trust..                                                                                       98,881,919
  Viacom Inc. common stock.........                                             $29,149,838               $117,477,020   146,626,858
  Investments in other.............                                                 158,582                    319,024       477,606
  Loans to participants............                                                          $19,433,712                  19,433,712
                                     --------------  -----------  -----------  ------------  -----------  ------------  ------------

    Total investments..............    23,675,858    44,743,659    24,263,868    29,308,420   19,433,712   117,796,044   562,146,908
                                     --------------  -----------  -----------  ------------  -----------  ------------  ------------

Cash and cash equivalents..........                                                                          1,459,798     1,494,348

  Receivables:
    Investment income..............                                                              102,776                     102,776
    Contributions:
      Employer.....................                                                                            635,957       635,957
      Employee.....................        96,173       209,189        72,064       328,861                                1,671,613
                                     --------------  -----------  -----------  ------------  -----------  ------------  ------------

Net assets available for benefits..   $23,772,031   $44,952,848   $24,335,932   $29,637,281  $19,536,488  $119,891,799  $566,051,602
                                     --------------  -----------  -----------  ------------  -----------  ------------  ------------
                                     --------------  -----------  -----------  ------------  -----------  ------------  ------------


                    See accompanying notes to financial statements.

                             VIACOM INVESTMENT PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1995
                               -----------------

                                                        Participant Directed
                                     --------------------------------------------------------------
                                                                 Putnam       Putnam      Certus
                                       Putnam       Putnam        Fund      U.S. Gov't   Interest
                                       Voyager      Vista       For Growth    Income      Income
                                        Fund         Fund       and Income    Trust        Fund
                                     -----------  -----------  -----------  ----------  -----------
Assets:
------
Investments:
  Registered investment companies..  $44,415,248  $21,793,509  $27,829,153  $9,785,722
  Plan's interest in Master Trust..                                                     $26,239,822
  Viacom Inc. common stock.........
  Loans to participants............
                                     -----------  -----------  -----------  ----------  -----------

    Total investments..............   44,415,248   21,793,509   27,829,153   9,785,722   26,239,822
                                     -----------  -----------  -----------  ----------  -----------

Cash and cash equivalents..........                                                          34,550

  Receivables:
    Investment income..............
    Contributions:
      Employer.....................
      Employee.....................      325,292      170,956      177,809      63,750      123,483
                                     -----------  -----------  -----------  ----------  -----------

        Total assets available
          for benefits.............  $44,740,540  $21,964,465  $28,006,962  $9,849,472  $26,397,855
                                     -----------  -----------  -----------  ----------  -----------
                                     -----------  -----------  -----------  ----------  -----------
                                                                        Non-Participant
                                             Participant Directed           Directed
                                    ------------------------------------  -------------
                                     Putnam
                                      Money     Viacom Inc.                Viacom Inc.
                                      Market    Common Stock     Loan     Common Stock
                                       Fund        Fund          Fund         Fund          Total
                                    ----------  ------------  ----------  -------------  ------------

Assets:
------
Investments:
  Registered investment companies.. $3,575,658                                           $107,399,290
  Plan's interest in Master Trust..                                                        26,239,822
  Viacom Inc. common stock.........              $2,017,323                 $31,258,321    33,275,644
  Loans to participants............                           $7,263,971                    7,263,971
                                    ----------  ------------  ----------  -------------  ------------

    Total investments..............  3,575,658    2,017,323    7,263,971     31,258,321   174,178,727
                                    ----------  ------------  ----------  -------------  ------------

Cash and cash equivalents..........                                                            34,550

  Receivables:
    Investment income..............
    Contributions:                                                45,220                       45,220
      Employer.....................                                             259,321       259,321
      Employee.....................     26,770       32,672                                   920,732
                                    ----------  ------------  ----------  -------------  ------------

        Total assets available
          for benefits............. $3,602,428   $2,049,995   $7,309,191    $31,517,642   175,438,550
                                    ----------  ------------  ----------  -------------  ------------
                                    ----------  ------------  ----------  -------------  ------------

              See accompanying notes to financial statements.

                         VIACOM INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                    YEAR ENDED DECEMBER 31, 1996
                    ----------------------------
                        (Continued on Page 6)

                                                                         Participant Directed
                                     -----------------------------------------------------------------------------------------------
                                       Putnam        Putnam      Putnam Fund    Putnam    Certus Interest  Putnam Money Europacific
                                       Voyager       Vista        for Growth   U.S. Gov't      Income          Market      Growth
                                        Fund          Fund        and Income  Income Trust      Fund            Fund        Fund
                                    ------------  -------------  ------------ ------------ --------------- ------------- -----------
Additions (deductions)
  to net assets attributed to:

Contributions:
  Employer.........................
  Employees........................ $ 17,435,967  $    317,304  $  9,388,501 $   139,236  $  5,099,406  $     62,331   $  5,193,637
  Rollover.........................    1,537,860           697       895,958         595       641,378            --        477,640

Investment income..................    6,573,080       409,017     5,676,256     191,344        44,493        49,612        988,394

Plan's interest in Master Trust
  investment income................                                                          7,921,747

Net appreciation (depreciation) in
  fair value of investments........    2,080,593       917,468     4,664,371     (83,062)                                 1,274,334

Interfund transfers and loan
  activity, net....................   40,508,181   (15,337,929)   25,552,344  (6,882,355) (104,351,884)   (2,646,309)    14,764,674
                                    ------------- ------------- ------------ ----------- ------------- -------------   ------------
    Total additions (deductions)...   68,135,681   (13,693,443)   46,177,430  (6,634,242)  (90,644,860)   (2,534,366)    22,698,679
                                    ------------- ------------- ------------ ----------- ------------- -------------   ------------

Deductions to net assets
  attributed to:

  Participants benefits paid.......    8,691,971     1,495,393     5,402,906     643,280    20,685,857       131,437      1,049,840

  Plan expenses....................        8,788         1,372         4,377         474        49,363           202            594
                                    ------------- ------------- ------------ ----------- ------------- -------------   ------------

    Total deductions...............    8,700,759     1,496,765     5,407,283     643,754    20,735,220       131,639      1,050,434
                                    ------------- ------------- ------------ ----------- ------------- -------------   ------------

    Net increase (decrease)........   59,434,922   (15,190,208)   40,770,147  (7,277,996) (111,380,080)    (2,666,005)   21,648,245

Transfer from Other Plans..........                                                        184,024,476

Net assets available for
  benefits, beginning of year......   44,740,540    21,964,465    28,006,962   9,849,472    26,397,855     3,602,428
                                    ------------- ------------- ------------ ----------- ------------- -------------   ------------

Net assets available for
  benefits, end of year............ $104,175,462  $  6,774,257  $ 68,777,109 $ 2,571,476  $ 99,042,251  $    936,423   $ 21,648,245
                                    ------------- ------------- ------------ ----------- ------------- -------------   ------------
                                    ------------- ------------- ------------ ----------- ------------- -------------   ------------


                 See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1996
                          ----------------------------
                                  (Continued)

                                                                                                       Non - Participant
                                                         Participant Directed                               Directed
                                ------------------------------------------------------------------------  ------------
                                                   Putnam                     Viacom Inc.
                                George Putnam     Investors   Putnam Income   Common Stock      Loan      Viacom Inc.      Funds
                                Fund of Boston      Fund          Fund            Fund          Fund       Stock Fund      Total
                                --------------   -----------  -------------   ------------   -----------  ------------  ------------
Additions (deductions) to
  net assets attributed to:
  Contributions:
    Employer................                                                                            $ 18,946,634  $ 18,946,634
    Employees...............   $ 3,231,336     $ 7,436,535   $ 3,125,323    $ 6,963,348                                 58,392,924
    Rollover................       310,195         777,827       270,701        567,246                                  5,480,097
  Investment income.........     2,164,454       5,272,581     1,279,460          3,658    $ 1,460,785       191,459    24,304,593
  Plan's interest in Master
    Trust investment income.                                                                                             7,921,747
  Net appreciation
    (depreciation) in fair
    value of investments....     1,563,741       1,094,806       229,300     (9,323,759)                 (44,784,901)  (42,367,109)
  Interfund transfers and
   loan activity, net.......    (9,462,342)     28,378,467    19,378,526      4,297,816       (344,315)    6,145,126       --
                               ------------    -----------  -------------   ------------    -----------  ------------  ------------
        Total additions
         (deductions).......    (2,192,616)     42,960,216    24,283,310      2,508,309       1,116,470  (19,501,682)   72,678,886
                              --------------   -----------  -------------   ------------    -----------  ------------  ------------
  Deductions to net assets
    attributed to:
    Participants benefits
      paid..................     2,627,457       2,453,928     1,592,800      1,946,587      1,283,905    12,887,934    60,893,295
    Plan expenses...........         1,235           2,379         1,000            818                           10        70,612
                              --------------   -----------  -------------   ------------   -----------  ------------  ------------
        Total deductions....     2,628,692       2,456,307     1,593,800      1,947,405      1,283,905    12,887,944    60,963,907
                              --------------   -----------  -------------   ------------   -----------  ------------  ------------
        Net increase
          (decrease)........    (4,821,308)     40,503,909    22,689,510        560,904       (167,435)  (32,389,626)   11,714,979
  Transfer from Other Plans.    28,593,339       4,448,939     1,646,422     27,026,382     12,394,732   120,763,783   378,898,073
  Net assets available for
    benefits, beginning of
    year....................       --              --            --           2,049,995      7,309,191    31,517,642   175,438,550
                              --------------   -----------  -------------   ------------   -----------  ------------  ------------
  Net assets available for
    benefits, end of year...   $23,772,031     $44,952,848   $24,335,932    $29,637,281    $19,536,488  $119,891,799  $566,051,602
                              --------------   -----------  -------------   ------------   -----------  ------------  ------------
                              --------------   -----------  -------------   ------------   -----------  ------------  ------------

              See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995
                          ----------------------------


                                                                       Participant Directed
                                     ----------------------------------------------------------------------------------------
                                       Putnam       Putnam      Putnam Fund        Putnam      Certus Interest   Putnam Money
                                       Voyager       Vista     for Growth and    U.S. Gov't        Income           Market
                                        Fund         Fund          Income       Income Trust        Fund             Fund
                                     -----------  -----------  --------------   ------------   ---------------   ------------
Additions (deductions) to net
  assets attributed to:
  Contributions:
    Employer.......................
    Employees......................  $ 5,522,360  $ 2,934,589   $ 3,279,011      $1,206,020      $ 2,084,583      $  472,816
    Rollover.......................      291,346      180,924       203,866          86,559           77,668           9,046
  Investment income................    2,374,727    1,892,410     1,831,488         661,502            1,860         182,157
  Plan's interest in Master Trust
    investment income..............                                                                1,814,940
  Net appreciation (depreciation )
    in fair value of investments...   10,057,128    4,074,095     5,456,692         732,129
  Interfund transfers and loan
    activity, net..................   (1,019,985)     (49,489)       18,663        (784,201)        (904,621)        182,358
                                     -----------  -----------  --------------   ------------   ---------------   ------------
        Total additions............   17,225,576    9,032,529    10,789,720       1,902,009        3,074,430         846,377
                                     -----------  -----------  --------------   ------------   ---------------   ------------
Deductions to net assets attributed
  to:
  Participants benefits paid.......    2,121,500      867,383     1,381,816         509,352        2,300,492         109,929
  Transfer to other plan...........      522,944      410,813       469,448         104,297          877,146         114,008
  Plan expenses....................        6,818        2,969         3,450           1,038            6,944             621
                                     -----------  -----------  --------------   ------------   ---------------   ------------
        Total deductions...........    2,651,262    1,281,165     1,854,714         614,687        3,184,582         224,558
                                     -----------  -----------  --------------   ------------   ---------------   ------------
        Net additions (deductions).   14,574,314    7,751,364     8,935,006       1,287,322         (110,152)        621,819
  Net assets available for benefits,
    beginning of year..............   30,166,226   14,213,101    19,071,956       8,562,150       26,508,007       2,980,609
                                     -----------  -----------  --------------   ------------   ---------------   ------------
  Net assets available for benefits,
    end of year....................  $44,740,540  $21,964,465   $28,006,962      $9,849,472      $26,397,855      $3,602,428
                                     -----------  -----------  --------------   ------------   ---------------   ------------
                                     -----------  -----------  --------------   ------------   ---------------   ------------


                             VIACOM INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                  (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1995
                          ----------------------------


                                                                    Non-Participant
                                                                        Directed
                                     ------------------------        -------------

                                     Viacom Inc.                      Viacom Inc.
                                     Common Stock      Loan          Common Stock
                                         Fund          Fund              Fund           Total
                                     ------------   ----------       -------------   ------------
Additions (deductions) to net
  assets attributed to:
  Contributions:
    Employer.......................                                  $ 4,168,521     $ 4,168,521
    Employees......................   $  224,239                                      15,723,618
    Rollover.......................       65,078                                         914,487
  Investment income................          350   $  499,080              6,328       7,449,902
  Plan's interest in Master Trust
    investment income..............                                                    1,814,940
  Net appreciation (depreciation )
    in fair value of investments...      (49,153)                      3,520,517      23,791,408
  Interfund transfers and loan
    activity, net..................    1,831,707       725,086               482         --
                                     ------------   ----------      -------------   ------------
        Total additions............    2,072,221     1,224,166         7,695,848      53,862,876
                                     ------------   ----------      -------------   ------------
Deductions to net assets attributed
  to:
  Participants benefits paid.......        4,452       369,496         2,089,163       9,753,583
  Transfer to other plan...........       17,621       160,437           536,727       3,213,441
  Plan expenses....................          153                                          21,993
                                     ------------   ----------      -------------   ------------
        Total deductions...........       22,226       529,933         2,625,890      12,989,017
                                     ------------   ----------      -------------   ------------
        Net additions
        (deductions)...............    2,049,995       694,233         5,069,958      40,873,859
 Net assets available for benefits,
  beginning of year................           --     6,614,958        26,447,684     134,564,691
                                     ------------   ----------      -------------   ------------

 Net assets available for benefits,
     end of year...................   $2,049,995    $7,309,191       $31,517,642    $175,438,550
                                     ------------   -----------     -------------   ------------
                                     ------------   -----------     -------------   ------------


              See accompanying notes to the financial statements.


                                       -7A-

                             VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 1--PLAN DESCRIPTION:
------------------------

    The following is a brief description of the Viacom Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

    The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of Viacom International Inc. (the "Company"), a wholly-owned subsidiary of Viacom Inc.

    Effective January 1, 1996, the Company merged the following defined contribution plans sponsored by subsidiaries of Viacom Inc., with and into the Plan: Paramount Communications Inc. Employees' Savings Plan ("PCI Savings Plan"), Prentice Hall Computer Publishing Division Retirement Plan, and Blockbuster Entertainment Retirement and Savings Plan (collectively, the "Merged Plans"). Effective January 1, 1996, the Plan was amended and restated, including amendments to reflect the Plan mergers, to change the method used to determine employer matching contributions, to change the vesting schedule and to change the funds available for investment of employee contributions.

    Effective October 1, 1995, certain collective bargaining employees of the Company ceased participation in the Plan and became eligible to participate in a separate collective bargaining plan ("CBP").

    Eligible employees may become participants in the Plan following the attainment of age 21 and completion of twelve months of employment service, generally measured from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee (the "Administrator") appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

Investment and participant accounts
-----------------------------------

    Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets.

    Effective January 1, 1996, Plan participants have the option of investing their contributions or existing account balance among the following funds:
(1) Putnam Voyager Fund; (2) Putnam Fund for Growth and Income; (3) Certus Interest Income Fund; (4) Europacific Growth Fund; (5) George Putnam Fund of Boston; (6) Putnam Investors Fund; (7) Putnam Income Fund; and (8) Viacom Inc. Common Stock Fund. Each of the funds, except for the Certus Interest Income Fund, the Europacific Growth Fund and the Viacom Inc. Common Stock Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Europacific Growth Fund is a registered investment company managed by Capital Research and Management Company. The Certus Interest Income Fund, which is managed by the Certus Financial Corporation ("Certus"), primarily invests in guaranteed investment contracts and bank investment contracts, some of which are created by way of the concurrent purchase of a bank guarantee contract and a United States government security (the "pass through" contract).

                             VIACOM INVESTMENT PLAN

                   -----------------------------------------

    Participants employed by the Company's former cable operations have the option of investing their existing account balances only in the investment funds available at December 31, 1995 as follows: Putnam Fund for Growth & Income, Putnam Voyager Fund, Certus Interest Income Fund, Viacom Inc. Common Stock Fund, Putnam Vista Fund, Putnam U.S. Government Income Trust and the Putnam Money Market. As of June 30, 1996, such participants were no longer eligible to contribute to the Plan.

    The Viacom Inc. Common Stock Fund invests in shares of Viacom Inc. Class B Common Stock and therefore is identified as a party-in-interest. Investment elections are required to be in multiples of 5% and can be changed at any time. The Plan is intended to meet the requirements of ERISA Section 404 (c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any other Plan fiduciary will be responsible for any losses which may occur.

    Effective January 1, 1994, the Company and certain affiliated companies entered into a master trust agreement ("Master Trust") with the Trustee for the purpose of permitting the commingling of investments of the Plan, affiliated companies' plans, and, effective October 1, 1995, the CBP. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans.
Note 7 sets forth the Plan's proportionate interest in the Master Trust, and certain financial information of the Master Trust.

    Employer matching contributions are invested entirely in a fund consisting of Viacom Inc. Class B Common Stock.

                             VIACOM INVESTMENT PLAN

                   -----------------------------------------


Loans to Participants
---------------------

    The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the prime commercial rate. Effective January 1, 1996, only one loan may be outstanding at one time. Participants who had one or two outstanding loans from the PCI Savings Plan must continue to pay off the PCI Savings Plan loans while participating in the Plan and may not take out additional loans until the PCI Savings Plan loans are completely repaid. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principle residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts within each fund.

Contributions
-------------

    The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The Company's matching contribution is equal to (i) 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed on a before tax basis if base pay is greater than $65,000.

    The IRC limits the amount of annual contributions that can be made on a before-tax basis; the limit was $9,500 and $9,240 for 1996 and 1995, respectively. Compensation recognized under the plan may not exceed $150,000 for 1996 and 1995, respectively. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

                        VIACOM INVESTMENT PLAN

                -----------------------------------------

Vesting
-------

    Participants in the Plan are immediately vested in their own contributions and earnings thereon. After January 1, 1996, the employer's matching contribution will vest at 20% per year of service, becoming fully vested after five years of service. Employees who on December 31, 1995 were participants in the Plan or the Merged Plans will be covered by the vesting schedules in effect at that time if they are more favorable. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to reduce future employer matching contributions or defray administrative expenses. Employer matching contributions of $579,468 and $39,616 during the years ended December 31, 1996 and December 31, 1995, respectively, were forfeited by terminating employees before those amounts became vested.

Distributions and Withdrawals
-----------------------------

    Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

    Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability, or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 even if they are still employed.

    Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2 participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

    A participant may obtain a hardship withdrawal of employer matching contributions and before-tax contributions (including the pre-1989 earnings thereon) provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Plan Expenses
-------------

    The Plan pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

                             VIACOM INVESTMENT PLAN

                   -----------------------------------------

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------

Accounting Method
-----------------

    The accrual method of accounting is used for financial statement presentation. Certain previously reported amounts have been reclassified to conform with the current presentation.

Investments
-----------

    Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the American Stock Exchange, Inc. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and bank investment contracts held by the Master Trust are reported at contract value (cost plus interest at contract rate less distributions to participants). Although the investment components of the bank investment "pass through" contracts are stated at fair market value based on quoted market prices, the addition of the guarantee component results in such contracts being reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, which approximate market value. The loans outstanding as of December 31, 1996 and 1995 carry interest rates ranging from 7% to 11%. Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value.

Security Transactions
---------------------

    Purchases and sales of securities are recorded on the trade date.The historical average cost basis is used to determine gains or losses on security dispositions.

Payment of Benefits
-------------------

    Benefits are recorded when paid.

Use of Estimates
----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                             VIACOM INVESTMENT PLAN
                             ----------------------

                   NOTES TO FINANCIAL STATEMENTS (Continued)
                   -----------------------------------------

NOTE 3--INVESTMENTS:
--------------------

    Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                   December 31,
                                           -----------------------------
                                                1996           1995
                                           --------------  -------------
Viacom Inc. Class B Common Stock.........    $138,004,114    $20,035,565
Putnam Voyager Fund......................     103,723,011     44,415,248
Plan's interest in Master Trust..........      98,881,919     26,239,822
Putnam Vista Fund........................              --     21,793,509
Putnam Fund for Growth and Income........      68,536,260     27,829,153
Putnam Investors Fund....................      44,743,659             --

    During 1996 and 1995 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:


                                              Year Ended December 31,
                                           -----------------------------
                                                1996           1995
                                           --------------  -------------
Putnam Voyager Fund......................    $  2,080,593    $10,057,128
Putnam Vista Fund........................         917,468      4,074,095
Putnam Fund for Growth and Income........       4,664,371      5,456,692
Putnam U.S. Government Income Trust......         (83,062)       732,129
Europacific Growth Fund..................       1,274,334             --
George Putnam Fund of Boston.............       1,563,741             --
Putnam Investors Fund....................       1,094,806             --
Putnam Income Fund.......................         229,300             --
Viacom Inc. Class A Common Stock.........      (3,257,119)     1,343,186
Viacom Inc. Class B Common Stock.........     (50,851,541)     2,128,178
                                           --------------  -------------
  Net (depreciation) appreciation .......    $(42,367,109)   $23,791,408
                                           --------------  -------------
                                           --------------  -------------

                             VIACOM INVESTMENT PLAN
                             ----------------------

                   NOTES TO FINANCIAL STATEMENTS (Continued)
                   -----------------------------------------

    The Plan uses daily valuations and assigns units to participants within each of the respective funds. Total units, net asset value per unit and total net assets available for benefits in each fund at December 31, 1996 and 1995 were as follows:

                                                           Net Asset       Total Net
                                                         Available For       Asset
                                                          Benefits per     Available
                  Fund                     Total Units        Unit       for Benefits
                  ----                     ------------  --------------  -------------
December 31, 1996:
-----------------
Participant Directed:
  Putnam Voyager Fund....................     6,434,430       $   16.19   $104,175,462
  Putnam Vista Fund......................       648,254           10.45      6,774,257
  Putnam Fund for Growth and Income......     3,803,344           18.08     68,777,109
  Putnam U. S. Government Income Trust...       200,427           12.83      2,571,476
  Certus Interest Income Fund............    99,042,251            1.00     99,042,251
  Putnam Money Market Fund...............       936,423            1.00        936,423
  Europacific Growth Fund................       825,730           26.22     21,648,245
  George Putnam Fund of Boston...........     1,443,650           16.47     23,772,031
  Putnam Investors Fund..................     4,858,161            9.25     44,952,848
  Putnam Income Fund.....................     3,461,322            7.03     24,335,932
  Viacom Inc. Common Stock Fund..........       837,331           35.39     29,637,281
  Loan Fund..............................                                   19,536,488

Non-Participant Directed:
  Viacom Inc. Common Stock Fund..........     3,354,559           35.74    119,891,799

                                                                          ------------
                                                                          $566,051,602
                                                                          ------------
                                                                          ------------
December 31, 1995:
-----------------
Participant Directed:
  Putnam Voyager Fund....................     2,910,460       $   15.37    $44,740,540
  Putnam Vista Fund......................     2,394,330            9.17     21,964,465
  Putnam Fund for Growth and Income......     1,718,408           16.30     28,006,962
  Putnam U. S. Government Income Trust...       741,343           13.29      9,849,472
  Certus Interest Income Fund............    26,397,855            1.00     26,397,855
  Putnam Money Market Trust..............     3,602,428            1.00      3,602,428
  Viacom Inc. Common Stock Fund..........        42,582           48.14      2,049,995
  Loan Fund..............................                                    7,309,191
Non-Participant Directed:
  Viacom Inc. Common Stock Fund..........       668,529           47.14     31,517,642
                                                                          ------------
                                                                          $175,438,550
                                                                          ------------
                                                                          ------------

                             VIACOM INVESTMENT PLAN
                             ----------------------

                   NOTES TO FINANCIAL STATEMENTS (Continued)
                   -----------------------------------------

NOTE 4--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
------------------------------------------------------------

    The following is a reconciliation of net assets available for benefits per the December 31, 1996 financial statements to the Form 5500:

  Net assets available for benefits per the financial
    statements...............................................   $ 566,051,602
  Amounts allocated to withdrawing participants..............      (1,463,976)
                                                                -------------
  Net assets available for benefits per the Form 5500........   $ 564,587,626
                                                                -------------
                                                                -------------

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

  Benefits paid to participants per the financial statements...  $60,893,295
  Add: Amounts allocated to withdrawing participants at
    December 31, 1996..........................................   1,463,976
  Less: Amounts allocated to withdrawing participants at
    December 31, 1995..........................................    (270,251)
                                                                 -----------
  Benefits paid to participants per the Form 5500..............  $62,087,020
                                                                 -----------
                                                                 -----------

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 but are not paid as of that date.

NOTE 5--INCOME TAX STATUS:
-------------------------

    The Plan, as amended through January 1, 1996, has not obtained a determination letter, however, it is intended that the Plan qualify under
Section 401(a) of the IRC and will therefore, be exempt from federal income taxes under the provisions of Section 501(a). The Plan, as amended through December 1994, was found by the Internal Revenue Service ("IRS") in a letter issued August 17, 1995, to be qualified under Section 401(a) of the IRC. The Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Administrator intends to apply for a determination letter during 1997.

    During December 1995, the Company submitted an application for the Voluntary Compliance Resolution Program established by the IRS to correct errors in Plan operation relating to certain contributions made during 1994. The matter was resolved in a manner satisfactory to the IRS and there was no change in the qualified status of the Plan.

                             VIACOM INVESTMENT PLAN
                             ----------------------

                   NOTES TO FINANCIAL STATEMENTS (Continued)
                   -----------------------------------------

NOTE 6--TERMINATION PRIORITIES:
------------------------------

    In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.


NOTE 7--INVESTMENT IN MASTER TRUST:
----------------------------------

    The value of the Plan's interest in the total investments of the Master Trust was 98.4% and 95.7% at December 31, 1996 and 1995, respectively, and the allocated share of investment income was 99.6% and 99.2% for the respective years then ended.

    The following table presents the fair value of investments of the Master
Trust:

                                                        December 31,
                                                -----------------------------
                                                     1996           1995
                                                --------------  -------------
    Guaranteed investment contracts...........  $   52,807,733  $  10,069,048
    Bank investment "pass through" contracts..      41,701,819     13,960,645
    Putnam short-term investment fund.........       6,092,420      3,176,052
    Receivable for investments sold...........              --        211,205
    Accrued plan expenses.....................          (2,091)        (8,405)
    Payable for investments purchased.........        (146,511)            --
                                                --------------  -------------
      Net Investments in Master Trust.........  $  100,453,370  $  27,408,545
                                                --------------  -------------
                                                --------------  -------------

Investment income of the Master Trust is as follows:


                                                 Year Ended December 31,
                                                --------------------------
                                                    1996          1995
                                                ------------  ------------
  Investment Income:
    Guaranteed investment contracts...........  $  3,676,184  $    877,860
    Bank investment "pass through" contracts..     2,686,416       905,644
    Short-term investment fund................     1,656,893        98,381
    Investment manager fees...................       (64,046)      (51,526)
                                                ------------  ------------
      Net Investment Income...................  $  7,955,447  $  1,830,359
                                                ------------  ------------
                                                ------------  ------------

    The guaranteed investment contracts and bank investment "pass through" contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation to a contract at market value. At December 31, 1996 and 1995, the fair value of such assets in the aggregate was $100,359,722 and $27,322,047, respectively, with an average yield of 6.31% and 6.85%, respectively. The return on assets for the year ended December 31, 1996 and 1995 were 6.18% and 7.18%, respectively. The bank investment "pass through" contracts interest rates reset quarterly, with a minimum crediting interest rates of zero, based upon the interest rate which, when applied to the current book value, will reproduce the expected cash flows of the underlying asset.

                             VIACOM INVESTMENT PLAN
                             ----------------------

                   NOTES TO FINANCIAL STATEMENTS (Continued)
                   -----------------------------------------



NOTE 8--SUBSEQUENT EVENTS:
-------------------------

    Effective January 1, 1997, the Company merged the Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. with and into the Plan.

    Effective July 1, 1997, Plan participants have the option of investing their contributions or existing account balances in a new fund, the Putnam S&P 500 Index Fund. The fund will be managed by Putnam Management Company, Inc. and, therefore, is identified as a party-in-interest.

                                                                     SCHEDULE I

                           VIACOM INVESTMENT PLAN
          ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        YEAR ENDED DECEMBER 31, 1996
                        ----------------------------

                                                                (c) Unit/ Principal
                                                                   Amount/Shares/
                                                                    Maturity and        (d) Cost of   (e) Current
(b) Identity of issue, borrowing lessor or similar party           Interest Rates      Acquisitions       Value
--------------------------------------------------------        --------------------  -------------  ------------
   Registered Investment Companies:
   --------------------------------
*  Putnam Voyager Fund..................................           6,434,430 units     $ 94,896,575   $103,723,011
*  Putnam Vista Fund....................................             648,254 units        5,457,060      6,774,257
*  Putnam Fund for Growth and Income....................           3,803,344 units       61,806,485     68,536,260
*  Putnam U.S. Government Income Trust..................             200,427 units        2,641,417      2,571,476
*  Putnam Money Market Trust............................             936,423 units          936,423        936,423
   Europacific Growth Fund..............................             825,730 units       20,210,049     21,502,001
*  George Putnam Fund of Boston.........................           1,443,650 units       22,769,966     23,675,858
*  Putnam Investors Fund................................           4,858,161 units       43,888,788     44,743,659
*  Putnam Income Fund...................................           3,461,322 units       23,972,838     24,263,868

   COMMON STOCK FUND:
*  Viacom Inc. Class A Common Stock.....................             249,934 shares       7,370,108      8,622,744
*  Viacom Inc. Class B Common Stock.....................           3,936,729 shares     144,401,538    138,004,114
   Investments in Other.................................               5,227 units          526,380        477,606

                                                                Various maturities
   Loans to participants................................        and interest rates       19,433,712     19,433,712
                                                                                       ------------   ------------
              Total investments.........................                                              $463,264,989
                                                                                                      ------------
                                                                                                      ------------

*  Identified as a party-in-interest to the Plan.

                                                                    Schedule II

                             VIACOM INVESTMENT PLAN
                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1996
                         ----------------------------

                                                    Description     Purchase      Selling       Lease     Expense Incurred
Identity of Party Involved                           of  Asset        Price        Price        Rental    with Transaction
--------------------------                        ---------------  -----------  -----------  ----------- ------------------

Single Transactions:
-------------------
Transfer of assets ............................   1,844,732 units $ 28,593,339                    N/A             N/A
                                                  of the George
                                                  Putnam Fund of
                                                  Boston

Series Transactions:
-------------------
Putnam Voyager Fund............................   4,695,312 units $ 76,460,497                    N/A             N/A
                                                  1,170,787 units               $19,192,498       N/A             N/A

Putnam Vista Fund..............................     176,981 units $  1,805,213                    N/A             N/A
                                                  1,923,074 units               $17,737,383       N/A             N/A

Putnam Fund for Growth & Income................   2,898,326 units $ 49,972,647                    N/A             N/A
                                                    815,680 units               $13,961,237       N/A             N/A


George Putnam Fund of Boston...................   2,863,247 units $ 45,048,261                    N/A             N/A
                                                  1,376,098 units               $21,955,793       N/A             N/A

Putnam Investors Fund..........................   6,378,971 units $ 57,180,672                    N/A             N/A
                                                  1,441,204 units               $12,859,792       N/A             N/A

Putnam Income Fund.............................   4,590,724 units $ 31,961,941                    N/A             N/A
                                                  1,118,089 units               $ 7,845,938       N/A             N/A


                                                           Current Value
                                                            of Asset on
                                                  Cost of    Transaction    Net Gain
Identity of Party Involved                         Asset        Date          (Loss)
--------------------------                     -----------  -------------  ----------

Single Transactions:
-------------------
Transfer of assets ............................              $ 28,593,339


Series Transactions:
-------------------
Putnam Voyager Fund............................              $ 76,460,497
                                               $16,221,924   $ 19,192,498  $2,970,574

Putnam Vista Fund..............................              $  1,805,213
                                               $15,365,758   $ 17,737,383  $2,371,625

Putnam Fund for Growth & Income................              $ 49,972,647
                                               $12,317,611   $ 13,961,237  $1,643,626


George Putnam Fund of Boston...................              $ 45,048,261
                                               $21,299,951   $ 21,955,793  $  655,842

Putnam Investors Fund..........................              $ 57,180,672
                                               $12,618,749   $ 12,859,792  $  241,043

Putnam Income Fund.............................              $ 31,961,941
                                               $ 7,907,670   $  7,845,938  $  (61,732)

                                                                    Schedule II

                             VIACOM INVESTMENT PLAN
                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (continued)
                         YEAR ENDED DECEMBER 31, 1996
                         ----------------------------




                                                   Description     Purchase      Selling      Lease     Expense Incurred
Identity of Party Involved                          of  Asset        Price        Price       Rental    with Transaction
--------------------------                       ---------------  -----------  ------------  --------  ------------------

Series Transactions (continued):
-------------------------------
Europacific Growth Fund.......................      925,231 units  $22,629,550                  N/A            N/A
                                                     99,622 units               $  2,497,964    N/A            N/A


Viacom Inc. Class B...........................    1,163,065 units  $46,740,000                  N/A            N/A
                                                    614,047 units               $ 23,453,187    N/A            N/A




                                                            Current Value
                                                             of Asset on
                                                Cost of      Transaction    Net Gain
Identity of Party Involved                       Asset          Date         (Loss)
--------------------------                    ------------  -------------  ----------

Series Transactions (continued):
-------------------------------
Europacific Growth Fund.......................               $ 22,629,550
                                               $  2,422,489  $  2,497,964  $   75,475

Viacom Inc. Class B...........................               $ 46,740,000
                                               $ 22,781,676  $ 23,453,187  $  671,511

